UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027482

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 24 2015 WASH, D.C. 189 SECTION

SEC FILE NUMBER
8- 65162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440-5700 Boulevard des Galeries
(No. and Street)

Quebec City (City) — Canada (State) — G2K 0H5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugues Dubeau — 418 634-0244 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 De la Gauchetiere O, suite 2000 (Address) — Montreal (City) — Canada (State) — H3B 4L8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 11/2

AB 11/25

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of september 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Me SIMON LAQUERRE NOTAIRE QUÉBEC CANADA

Dubeau Capital USA Inc.

Financial Statements

September 30, 2015

(In U.S. dollars)

Raymond Chabot Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors and Shareholders of
Dubeau Capital USA Inc.

We have audited the accompanying statement of financial condition of Dubeau Capital USA Inc. (the "Company") as at September 30, 2015, and the related statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dubeau Capital USA Inc. as at September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in schedule 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in schedule 1 and 2. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the *Securities Exchange Act of 1934*. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montréal
November 13, 2015

[1] CPA auditor, CA public accountancy permit no. A115028

Dubeau Capital USA Inc.
Earnings and Comprehensive Income
Year ended September 30, 2015
(In U.S. dollars)

	2015	2014
	$	$
Revenues		
Investment advisory fees	**254,852**	264,050
Commissions	**29,188**	21,501
Interest	**73**	1,450
	284,113	287,001
Expenses		
Wages and benefits	**142,116**	142,717
Clearing fees	**19,073**	29,525
Professional fees	**10,438**	13,234
Assessments	**2,243**	7,589
Taxes and licenses	**5,940**	3,765
Telephone	**592**	830
Office supplies	**967**	936
Bank charges	**2,141**	1,278
Foreign exchange loss	**708**	3,861
	184,218	203,735
Earnings before income taxes	**99,895**	83,266
Current income taxes	**26,870**	21,523
Net earnings and comprehensive income	**73,025**	61,743

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Retained Earnings
Year ended September 30, 2015
(In U.S. dollars)

	2015	2014
	$	$
Balance, beginning of year	**102,135**	90,392
Net earnings	**73,025**	61,743
	175,160	152,135
Dividends on common shares	**100,000**	50,000
Balance, end of year	**75,160**	102,135

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Cash Flows
Year ended September 30, 2015
(In U.S. dollars)

	2015	2014
	$	$
OPERATING ACTIVITIES		
Net earnings	73,025	61,743
Non-cash items		
Changes in working capital items (Note 4)	(15,669)	(18,454)
Cash flows from operating activities	57,356	43,289
INVESTING ACTIVITY		
Cash deposits with a carrying broker for a clearance account and cash flows from the investing activity	(339)	(166)
FINANCING ACTIVITY		
Dividends and cash flows from the financing activity	(100,000)	(50,000)
Net decrease in cash	(42,983)	(6,877)
Cash, beginning of year	149,693	156,570
Cash, end of year	106,710	149,693

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Financial Condition
September 30, 2015
(In U.S. dollars)

	2015	2014
	$	$
ASSETS		
Current		
Cash	**106,710**	149,693
Account receivable from a carrying broker	**62,410**	64,812
Other accounts receivable	**80**	128
	169,200	214,633
Cash deposit with a carrying broker for a clearance account	**50,512**	50,173
	219,712	264,806
LIABILITIES		
Current		
Accounts payable	**41,478**	51,096
Income taxes payable	**13,074**	21,575
	54,552	72,671
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized (Note 3)		
90,000 common shares, issued and fully paid	**90,000**	90,000
Retained earnings	**75,160**	102,135
	165,160	192,135
	219,712	264,806

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

Director

Director

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2015
(In U.S. dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the *Business Corporations Act* (Quebec) as at May 25, 2001, is a wholly-owned subsidiary of Duca Investissements inc. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Financial statements

The functional currency of the Company is the U.S. dollar. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events until November 13, 2015, the date of issuance of these financial statements.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees, commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian dollars into U.S. dollars. Under this method, financial assets and liabilities are translated at the exchange rate in effect at the date of the statement of financial condition. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year. Income taxes.

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2015
(In U.S. dollars)

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Fair value of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements approximates their carrying amount given that they will mature shortly. These financial instruments include cash, cash deposit with a carrying broker, the account receivable from a carrying broker, other accounts receivable and accounts payable.

3 - AUTHORIZED CAPITAL STOCK

Unlimited number of shares without par value

Common shares, voting and participating

Class "A" shares, voting, with a non-cumulative annual dividend, preferential on common shares and class "B" shares at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance

Class "B" shares, non-voting, with a non-cumulative annual dividend, preferential on common shares at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received upon issuance

4 - INFORMATION INCLUDED IN CASH FLOWS

The changes in working capital items are detailed as follows:

	2015	2014
	$	$
Account receivable from a carrying broker	**2,402**	(50,669)
Other accounts receivable	**48**	(30)
Accounts payable	**(9,618)**	19,895
Income taxes payable	**(8,501)**	12,350
	(15,669)	(18,454)

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2015
(In U.S. dollars)

4 - INFORMATION INCLUDED IN CASH FLOWS (Continued)

Cash flows relating to income taxes and interest on operating activities are detailed as follows:

	2015	2014
	$	$
Income taxes paid	**35,371**	9,173
Interest received	**73**	1,450

5 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Market risk

Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the type of market risk faced by the Company:

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and accounts payable denominated in Canadian dollars. As at September 30, 2015, cash denominated in Canadian dollars totalled $1,919 (C$1,398) ($1,409 (C$1,578) as at September 30, 2014) and accounts payable denominated in Canadian dollars totalled $9,416 (C$12,566) ($12,000 (C$13,068) as at September 30, 2014).

The Company does not enter into arrangements to hedge its foreign exchange risk.

(In U.S. dollars)

5 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES, AND FINANCIAL RISKS (Continued)

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through a carrying broker. Execution of these transactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules

Concentration of credit risk

The concentration of credit risk may arise from the exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. The Company does not expect non-performance from counterparties in the above situation.

As at September 30, 2015 and 2014, the Company held cash in two financial institutions

6 - COMMITMENTS

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $1,700 until December 2015. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2015, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is commited to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000. The agreement is in force for three years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving a 60-day prior written notice to the other party. The Company began to clear transactions in November 2013. Since the beginning, none of the parties has noticed the other party of its intention to terminate this agreement.

(In U.S. dollars)

7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2015, the Company has a net capital of $159,935 which exceeds the required net capital of $50,000 by $109,935. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1 as at September 30, 2015.

Dubeau Capital USA Inc.
Schedule 1 – Computation of net capital under Rule 17a-5 o the Securities and Exchange Commission
As at September 30, 2015

(In U.S. dollars)

Total shareholder's equity as per audited financial statements			161,528
Deductions and/or changes:			
Non-allowable assets			
Other receivables		80	
Other assets		1,398	1,478
Net capital before haircuts			160,050
Haircuts			
6% on Canadian dollars held at the bank			115
Net capital			159,935
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable		41,477	
Current income taxes payable		16,706	58,183
Net capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)	3,879		
Minimum dollar net capital requirement	50,000		
Net capital requirement			50,000
Excess net capital			109,935
Excess net capital at 1.000%			154,117
Percentage of aggregate indebtedness to net capital			36.38%

Dubeau Capital USA Inc.
Schedule 1 – Computation of net capital under Rule 17a-5 o
the Securities and Exchange Commission
As at September 30, 2015
(In U.S. dollars)

Reconciliation with Focus Report

Net capital as per Part 11A Focus filing	159,936
Audit adjustments:	
Other assets	(1)
Revised net capital	159,935

No material differences exist.

Dubeau Capital USA Inc.
Schedule 2 – Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission
As at September 30, 2015
(In U.S. dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Raymond Chabot Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Dubeau Capital USA Inc.

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (*General Assessment Reconciliation Form* (SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Dubeau Capital USA Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the *General Assessment Reconciliation Form* (SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited financial statements for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, no material differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montréal
November 13, 2015

[1] CPA auditor, CA public accountancy permit no. A115028

Raymond Chabot Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Dubeau Capital USA Inc.

We have reviewed management's statements, included in the accompanying exemption report for the fiscal year ended September 30, 2015 under Rule 15c3-3(k)(2)(ii), in which (1) Dubeau Capital USA Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Raymond Chabot Grant Thornton LLP[1]

Montréal
November 13, 2015

---

[1] CPA auditor, CA public accountancy permit no. A115028

DUBEAU CAPITAL USA

Exemption report
under Rule 15c3-3(k)(2)(ii)
for Fiscal Year ended September 30th 2015

We hereby confirm that during the fiscal year ended September 30th 2015, Dubeau Capital USA did not receive any funds from customers payable to it. All funds sent by customers were made payable directly to our clearing firm, as attested by our check blotter. Thus, during that period, we did not at any time hold client funds.

Dubeau Capital USA Inc. was in full compliance with SEC Rule 15c3-3 (k)(2)(ii) for the entire period and has thus claimed the exemption under the rule.

Thank you.

Hugues Dubeau
President